Securities Counselors, Inc. The Securities Professionals For Private and Public Issuers, Shareholders and Funding Sources

August 31, 2017

Mara L. Ransom, Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Social Investment Holdings, Inc.
Offering Statement on Form 1-A Filed July 24, 2017 File No. 024-10723

Dear Ms. Ransom:

On July 24, 2017, in connection with the sale at $10.00 per share of up to 2,500,000 shares of common stock of Social Investment Holdings, Inc. (the “Company”), we filed the Company’s Form 1-A with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated August 23, 2017 SEC comment letter (the “comment letter”) relating to the Company’s Form 1-A, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 1 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order.

In the foregoing context, please be advised that this Response Letter provides the text of the respective staff comments and our responses thereto:

Part II - Preliminary Offering Circular

Comment 1: We note your disclosure that you plan to make equity investments in a number of unrelated entities and it does not appear you have operations outside of these planned equity investments. Please provide an analysis as to whether you are or will be an investment company under the Investment Company Act of 1940. Please tell us what exemption from the Investment Company Act of 1940 you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that the exemption is available to you. Your analysis should include all facts upon which your determination is based.

Response: While a fair question, the answer is an unequivocal NO at this time and the Company is fully cognizant of the need to take steps to make certain it does not become subject to the Act, whether intentionally or “inadvertently.” The Act does potentially apply to a variety of traditional operating companies that would not ordinarily be regarded as an investment company. As developed in this Comment 1 Response, the Act is not applicable to the Company at this time and, going forward, will take all actions necessary to avoid falling within the scope of the Act’s applicability.

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 2 of 7

More specifically, an investment company is defined in Section 3(a)(1) et. Seq. of the Investment Company Act of 1940 (the “Act”). There are a number of exemptions and exceptions but those most commonly invoked are not relevant here since the applicable 3(c)(1) [100] , 3(c)(7) [500] standards would not available if the Company is, indeed, successful in its contemplated raise. The definition captures is intended principally to capture issuers that “hold themselves out” as being engaged primarily in the business of investing, reinvesting or trading in securities (typically, a mutual fund or a hedge fund. However, more relevant to SIH and the staff’s query, the term also encompasses any issuer that owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities) on an unconsolidated basis. In turn, “investment securities” includes al securities of the issuer except such “govs,” employees’ securities (not relevant here) and/or securities that are issued by subsidiaries that are majority owned by the issuer (and, of course, the majority-owned sub is not itself an investment company).

Because the of definition of “investment company” together with “investment securities” can be so broad, we acknowledge there are multiple situations where the issuer may find itself to be an “inadvertent” (or “transient”) investment company—including most relevant here if SIH raises significant funds and does not immediately commit such capital to the underlying operating subs and/or if SIH holds substantial minority interests in other companies that it does not control. While not relevant at this time, we further acknowledge that the determination can be more complicated by the difficulty of ascertaining the business in which the issuer is “primarily” engaged or of valuing the issuer’s “investment securities” and other assets for the purposes of whether the “40% value” test is met. If an issue were to meet such test(s), the Act imposes a registration requirement on non-exempt investment companies and requires a number of structural safeguards (such as investment policies, regular disclosure, compensation limitations, engage an investment adviser, meet Board independence requirements, borrowing limits, etc.);Regulation A would, in turn, not be available to use were the Company be an investment company as defined.

However, we submit that we do not meet the test at this time and will not for the foreseeable future because the Company, worst case, is expected to meet the Rule 3a-2 safe harbor, namely that an issuer deemed an inadvertent or transient investment company has one year to remedy that temporary status.

As the Commission Division of Investment Management’s March 2017 Guidance Update (no. 2017-3) outlined: “…Rule 3a-2 under the 1940 Act, however, provides a one-year safe harbor for such transient investment companies if certain conditions are satisfied…This guidance clarifies that the one-year safe harbor period does not begin until the occurrence of an extraordinary event causes a Holding Company to have certain characteristics of an investment company…Rule 3a-2 under the 1940 Act provides a temporary exclusion from the 1940 Act’s provisions to certain issuers that are in transition to a non-investment company business…” Elsewhere the IM guidance makes this telling observation: These cited “…events, collectively referred to as “extraordinary events”…may help to facilitate capital formation.”

However, please be advised:

•	At no time has the Company held itself out as an investment company—nor will it, going forward.

•	Since any interests are contingent upon funding, SIH cannot be an investment company once the Form 1-A is declared effective.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 3 of 7

•	There is only a theoretical/mathematical basis that the contemplated spectrum of joint ventures could fall in to the definition of investment company trigger the applicability pf the Act.

•	Indeed, the relevant situations that meet the objective/40% of net test to be deemed an investment company relate to two contemplated Joint ventures proposed to be 20% owned by SIH. ONLY IF funded, organized as joint venture companies and those JVs were the only ownership interests in SIH, something SIH would not let that happen.

•	Even if that was the case, an issuer has one year to take action in order to avoid being deemed an inadvertent or transient investment company,” invoking Rule 3a-2.

•	We submit that SIH is a newly formed operating company that intends to raise money under this Regulation A IPO which (once it closes on its funding) will for, at most, a transitional period temporarily be an investment company as defined.

•	Moreover, the Company intends to conduct its operations in such a manner as to avoid being an investment company as defined (and does not propose to hold itself out). (See the Company’s Risk Factor 15.)

•	In the event that, at any time, the Company’s assets or activities were potentially to constitute in investment company within the meaning of the Act, the Company would take all appropriate steps as are necessary (in no case more than one year from the date it meets the Act’s “40% value” test, to avoid falling within the purview of the Rule 3a-2 safe harbor.

In that context, understanding we are sensitive to the ‘40 Act issues that could obtain (indeed, this will be an on-going inquiry as future (extraordinary) events may require), we trust the staff will raise this comment—or at least acquiesce to my opinion that the Company is not an investment company as defined and does not intend to fall within its purview.

Item 1. Cover page of offering circular

Comment 2: Please add a description of any arrangements to place the funds received in an escrow, trust, or similar arrangement, on the cover page of your offering circular. See Item 1(e) of Part II of Form 1-A.

Response: The following text was inserted in the Cover Page: “All subscriptions during this Offering Period will be deposited in an escrow account with Colonial Stock Transfer.” (See “Escrow Account.”)

Risk Factors, page 7

Comment 3: Please add risk factor disclosure related to your related party transactions, including your entry into joint ventures with related parties and your provision of lines of credit and loans to related parties.

Response: The requested discussion has been incorporated as Risk Factor 22.

Use of Proceeds, page 17

Comment 4: We note your disclosure contains a mid-point offering scenario that results in gross proceeds of $12.0 million before organization and offering expenses. Please revise the dilution disclosure on page 14 to also reflect the mid-point offering scenario.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 4 of 7

Response: The Dilution Table was revised to reflect the mid-point dilution as requested.

Comment 5: Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Response: A footnote to Use of Proceeds has been added to so address. Very specifically, note that the proceeds will be used to compensate or to otherwise make payments to officers or directors or to any of its subsidiaries, as determined to be prudent.

Our Business

Comment 6: We note that you intend to enter into joint venture agreements with partners and that you expect to receive revenues from operations. Please revise your Business section and Management’s Discussion and Analysis to provide a more thorough description of how you will earn revenue from the joint ventures, whether from dividends or otherwise. Please include a discussion of the specific contractual terms of your joint venture agreements that will provide the company with revenue, and the degree of your involvement in operating the joint ventures.

Response: See the section added to “Our Business” (titled “Joint Ventures”) and MD&A that details the proposed structures of the contemplated joint ventures.

Our Direction, page 19

Comment 7: We note your disclosure that “profits from these type of [business] activities could provide funding for both social, non-revenue generating activities as well as a return to the investors.” Please add a risk factor addressing the risks to investors associated with your company’s social, non-revenue generating activities, including that your management may face conflicts of interest associated with your company’s non-revenue generating activities vis-à-vis your for-profit activities, and whether you have a policy guiding how management will reconcile these conflicts.

Response: Please see in its entirety, the following titled Risk Factor (No. 21) that has been added to the Offering Circular: “THE COMPANY’S OBJECTIVE TO BRING ABOUT BETTER RACE, POLICE AND COMMUNITY RELATIONS THROUGH FREE MARKET STRATEGIES IS RELIANT ON MAKING ADEQUATE PROFIT TO GIVE BOTH A RETURN TO INVESTORS AND ADDRESS SOCIAL NEEDS. ADEQUATE PROFITS MAY NOT BE MADE TO PROVIDE FOR BOTH, WHICH COULD CAUSE THE INVESTORS TO LOSE THEIR MONEY.”

Comment 8: Please also tell us whether you have determined the percentage of profits you plan to dedicate to social, non-revenue generating activities, in the event you generate revenue.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 5 of 7

Response: We have not determined the percentage of profits to be dedicated to social, non-revenue generating activities, among other reasons because it will likely vary from joint venture to joint venture. Moreover, such percentage may be expected to be dependent upon negotiations with a given joint venturer that will not occur until adequate funding has been achieved. Nonetheless, our objective will be to encourage, through the negotiations with the joint venturers (and once funds become available through this Offering), a dedicated percentage of pre-tax revenue to social impact activities.

The Business Model

American Joint Venture Sectors (Contingent on raising adequate funding), page 24

Comment 9: Please revise the description of your business to include disclosure relevant to your entry into joint venture agreements related to funeral homes, automotive vocational technical training centers, and call centers. See Item 7 of Form 1-A.

Response: Please see the added disclosures for “The Business--Funeral Homes, Automotive Training Centers and Call centers.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 33

Comment 10: The first sentence is difficult to understand. Please revise to clarify or explain to us why your current disclosure is appropriate. Refer to Item 9 of Part II of Form 1-A.

Response: The language has been adjusted (including a cross reference) that should be responsive to the staff’s comment.

Comment 11: Reference is made to pages F-10 and F-11 where you disclose short term loans to related parties. Please disclose the loaned amounts, loan terms, the relationship to each related party and the underlying business purpose for the loans. Refer to Item 9 of Part II of Form 1-A.

Response: Please see the added summary and cross reference under Operations Liquidity and Capital Resource as well as Related Party Financial Transactions.

Security Ownership by Beneficial Owners and Management, page 41

Comment 12: Please provide disclosure explaining the “exchange of debt for equity,” or provide a cross-reference to relevant disclosure.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 6 of 7

Response: The phrase “exchange of debt for equity” was removed as that text was adapted from a copied section from a different filing unrelated to this Offering.

‘Management’s Discussion And Analysis of Financial Condition and Results of Operations, Plan of Operations, page 33

Comment 13: We note your disclosure that “during its initial 12 months of operation following the Offering, the Company (assuming adequate funding is raised) will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa and the U.S.” Please elaborate on your plan of operation for the 12 months following the commencement of the proposed offering, including what you will be marketing and what products or services you will be creating. In addition, provide a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See Item 9(c) of Form 1-A.

Response: The requested upgraded disclosures are now reflected in the Plan of Operations.

Interest of Management and Others in Certain Transactions

Certain Related Party Transactions, page 42

Comment 14: We note Mr. Range is a member of your Board of Directors and the operator/manager of Range Funeral Home. We also note you disclose you entered into a joint venture agreement with Range Funeral Home, Inc. Please disclose Mr. Range’s interest in the transaction as required by Item 13 of Form 1-A.

Response: Patrick Range II, a Company Director, is the son of Patrick Range Sr. and it is Patrick Range Sr. that is the owner/operator of range Funeral Home. We have added a statement to the Offering Circular to clarify this point.

Financial Statements

Notes to Financial Statements, page F-7

Comment 15: Please tell us and disclose your fiscal year end.

Response: The fiscal year end is now disclosed on page F-7.

(2) Basis of Presentation and Use of Estimates

i) Related Party Transactions, page F-8

Comment 16: Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. Representations about transactions with related parties should not state that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. Please revise your disclosure or explain to us why all transactions with related parties are at arm’s length. Refer to ASC 850-10-50-5.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 7 of 7

Response: The requested adjustments have been made to the Related Party disclosure through a deletion and additions to the Financial Statements and associated impact on the financials proper.

(5) Related Party Transactions, page F-10

Comment 17: Please disclose the nature of the relationship for each material related party transaction disclosed here and in Note (10). Refer to ASC 850-10-50-1a.

Response: The requested adjustments have been made to the Related Party disclosure through a deletion and additions to the Financial Statements.

Signatures

Comment 18: Please revise the offering statement to include signatures of the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body, as required by Form 1-A.

Response: The signature page has been upgraded as requested.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this P.E. No. 1, we trust all comments will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective at a mutually convenient time, hopefully on or about September 20, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net